EXHIBIT (a)(1)

HARDINGE’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS REJECTION
OF ROMI’S TENDER OFFER

Reiterates That Romi’s Unsolicited Bid is Grossly Inadequate and Opportunistic

Files 14D-9 with SEC Detailing Reasons for Board’s Recommendation

ELMIRA, NY — April 5, 2010 — Hardinge Inc. (NASDAQ: HDNG) (“Hardinge”) today announced that its Board of Directors voted unanimously to recommend that Hardinge shareholders reject Indústrias Romi S.A.’s (Bovespa: ROMI3) (“Romi”) $8.00 per common share cash tender offer (the “Offer”) as grossly inadequate, opportunistic, and not in the best interests of Hardinge and its shareholders.

The Board noted that it unanimously rejected a proposal from Romi at the same price on February 18, 2010.  The Company has filed a Schedule 14D-9 with the Securities and Exchange Commission (“SEC”) detailing the reasons for its rejection of Romi’s offer. The full text of the filing will be available in the Investor Relations section of Hardinge’s website at http://www.hardinge.com and on the SEC website at http://www.sec.gov/.

Kyle H. Seymour, Non-Executive Chairman of the Board of Directors of Hardinge, said, “Our Board’s position remains clear and unanimous — this is an opportunistic attempt by Romi to acquire Hardinge at a grossly inadequate price that fails to reflect the value of our significant industry position, global market presence, and future growth prospects.  The Hardinge Board strongly urges shareholders to reject Romi’s offer and not tender their shares.”

Richard L. Simons, President & Chief Executive Officer of Hardinge, added, “Over the past year, we have made substantial progress positioning Hardinge for significantly improved performance, including taking steps that have generated annual fixed cost savings of approximately $30 million.  Management and the Board believe that the Company is poised to reap the benefits of its streamlined operating structure and to outperform market improvements as the machine tool industry recovers.”

In making its determination, the Hardinge Board, taking into account advice received from its legal and financial advisors and senior management of the Company, considered numerous factors, including their belief that:

Hardinge is well-positioned to emerge strongly from the current economic downturn and to benefit significantly as the machine tool industry recovers.

•                  The Board believes that Hardinge and its shareholders are poised to realize significant benefits as the economy emerges from the recession and as industrial production rebounds in Hardinge’s key geographical markets.

•                  A successful acquisition of Hardinge by Romi at this time would enable Romi, instead of Hardinge shareholders, to capture the benefits of Hardinge’s improved financial performance in such a recovery.

Romi’s Offer is grossly inadequate.

•                  The Board does not believe that the $8.00 per share price offered by Romi reflects the underlying value of Hardinge’s assets, operations and growth prospects, and the significant additional value that the Board and senior management believe would result from the continued implementation of Hardinge’s strategic plan.

•                  Various value-creating and cost-saving initiatives have provided additional value to Hardinge and its shareholders that is not reflected in Romi’s Offer. Several initiatives undertaken by Hardinge in 2008 and 2009 have significantly improved the Company’s operating cost structure, working capital levels and business model, generating annual fixed cost savings of approximately $30 million and a significantly reduced breakeven point in U.S. operations.

Romi’s Offer is opportunistic.

•                  The Board believes that Romi, a fellow industry participant, recognizes the significant medium- and long-term value creation potential of Hardinge’s assets and strategic plan, recent value-creation and cost-saving initiatives and potential returns from the pursuit of new marketplace opportunities, and has opportunistically timed its Offer to acquire Hardinge before the full impact of these factors and the industry’s recovery can be reflected in Hardinge’s results of operations and share price.

•                  The Board also notes that, even though after Romi first made its $8.00 per share proposal Hardinge announced an approximate $27 million improvement in the funded status of its pension plans, Romi commenced its tender offer at the same $8.00 price previously proposed and rejected without giving any credit for this increased value.

Romi’s Offer values Hardinge at a price significantly below historical valuations.

•                  Prior to the fourth quarter of 2008, when the economic recession took a significant toll on Hardinge and the machine tool industry as a whole, the market price of Hardinge common stock regularly traded in the double digits, ranging from the mid-teens to significantly higher trading levels in previous periods.

•                  The Board believes that a return to a double digit stock price for Hardinge’s common shares is realistically attainable in the medium term if management projections are met, with the key variables being how soon the industry will turn upward and the strength of the rebound.

Romi’s Offer is highly conditional.

•                  The Offer includes over 20 conditions to the obligations of Romi, several of which are vague, have very low thresholds or give Romi broad discretion to determine whether or not they are satisfied, resulting in substantial uncertainty as to whether Romi would be obligated to consummate the Offer.

Romi’s Offer is coercive.

•                  The Board believes that a tender offer for a small-cap company like Hardinge is structurally coercive.  In the Offer, Romi specifically states that shareholders who do not tender their shares may be left holding illiquid securities, because of the small public float and the risk that the issuer is delisted.

•                  The terms of the Offer further validate this concern and justify the Board’s prior actions.  In the Offer, Romi indicates that even if the Offer is consummated, it reserves the right not to propose the second-step merger “or any other merger or other similar business combination with the Company” in the Offer.

Jefferies & Company, Inc. is acting as financial advisor to Hardinge and Wachtell, Lipton, Rosen & Katz is providing legal advice.  Questions and requests for assistance regarding the tender offer may be directed to Hardinge’s Information Agent, Okapi Partners LLC, toll-free at (877) 279-2311.

About Hardinge Inc.

Hardinge is a global designer, manufacturer and distributor of machine tools, specializing in SUPER PRECISION™ and precision CNC Lathes, high performance Machining Centers, high-end cylindrical and jig Grinding Machines, and technologically advanced Workholding & Rotary Products. The Company’s products are distributed to most of the industrialized markets around the world with approximately 70% of the 2009 sales outside of North America. Hardinge has a very diverse international customer base and serves a wide variety of end-user markets. This customer base includes metalworking manufacturers which make parts for a variety of industries, as well as a wide range of end users in the aerospace, agricultural, transportation, basic consumer goods, communications and electronics, construction, defense, energy, pharmaceutical and medical equipment, and recreation industries, among others. The Company has manufacturing operations in the United States, Switzerland, Taiwan, and China. Hardinge’s common stock trades on NASDAQ Global Select Market under the symbol, “HDNG.” For more information, please visit http://www.hardinge.com.

This news release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended). Such statements are based on management’s current expectations that involve risks and uncertainties. Any statements that are not statements of historical fact or that are about future events may be deemed to be forward-looking statements. For example, words such as “may,” “will,” “should,” “estimates,” “predicts,”

“potential,” “continue,” “strategy,” “believes,” “anticipates,” “plans,” “expects,” “intends,” and similar expressions are intended to identify forward-looking statements. Hardinge’s actual results or outcomes and the timing of certain events may differ significantly from those discussed in any forward-looking statements due to a variety of  factors, including those described in Hardinge’s SEC reports, including its March 15, 2010 Form 10-K. Hardinge undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Hardinge notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995. Hardinge is not waiving any other defenses that may be available under applicable law.

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Investor Contacts

Hardinge Inc

Ed Gaio, VP & Chief Financial Officer

607-378-4207

Okapi Partners

Bruce H. Goldfarb / Patrick McHugh

212-297-0720 or (877) 279-2311

Media Contacts

Sard Verbinnen & Co

Denise DesChenes / Nat Garnick

212-687-8080